UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Inman, David L.
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Date of Event Requiring Statement (Month/Day/Year)
   12/14/01
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Controller and
   Chief Accounting Officer
6. If Amendment, Date of Original (Month/Day/Year)12/14/01
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share                      25,143(2)           D(1)


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
Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                     4)Conver-    5)Ownership  6)Nature of
                                and Expiration Date Securities Underlying                      sion or       Form of      Indirect
                                (Month/Day/Year)    Derivative Security                        exercise      Derivative   Beneficial
                                ----------------------------------------------------------     price of      Security     Ownership
                                Date      Expira-                                Amount or     Deri-         Direct(D)
                                Exer-     tion                                   Number of     vative        or
                                cisable   Date      Title                        Shares        Security      Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (3)       12/08/05  Common Stock, par            1,683         $ 7.2810      D            Direct
(right to buy)                                       value $0.01 per share
Non-Qualified Stock Option      (3)       12/09/04  Common Stock, par            1,683         $ 7.5270      D            Direct
(right to buy)                                       value $0.01 per share
Non-Qualified Stock Option      (4)       12/13/07  Common Stock, par           11,307         $ 8.1875      D            Direct
(right to buy)                                       value $0.01 per share
Non-Qualified Stock Option      (4)       12/08/09  Common Stock, par            4,255         $11.2190      D            Direct
(right to buy)                                       value $0.01 per share
Non-Qualified Stock Option      (3)       12/13/06  Common Stock, par            6,600         $13.3140      D            Direct
(right to buy)                                       value $0.01 per share
Non-Qualified Stock Option      (3)       12/12/07  Common Stock, par            2,475         $13.9040      D            Direct
(right to buy)                                       value $0.01 per share
Non-Qualified Stock Option      (4)       12/10/08  Common Stock, par            3,300         $19.0273      D            Direct
(right to buy)                                       value $0.01 per share

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
Explanation of Responses:

(1) Directly Owned Shares include Restricted Stock Awards.
(2) Direct Ownership overstated on original Form 3.
(3) 100% Vest on Grant Date.
(4) The option becomes exercisable in three equal annual installments, commencing one year after the date of grant.

-   Attorney-in-fact pursuant to the Power of Attorney dated October, 2001.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: David L. Inman
DATE 2/8/02